An ISO Certified Company

Annual Report 2008

ESPEY MFG. & ELECTRONICS CORP.

BOARD OF DIRECTORS

Howard Pinsley
President, Chief Executive Officer and Chairman of the Board
Espey Mfg. & Electronics Corp.

Paul J. Corr, CPA / PFS / CFP®
Principal Capital Financial Advisors of New York, LLC
Clifton Park, New York

Carl Helmetag
President and Chief Executive Officer
UVEX Sports, Inc., Cranston, Rhode Island

Barry Pinsley, CPA
Certified Public Accountant
Saratoga Springs, New York

Alvin O. Sabo
Attorney at Law, Albany, New York

Seymour Saslow
Retired
Former Senior Vice President
Espey Mfg. & Electronics Corp.

Michael W. Wool
Senior Partner, Langrock, Sperry & Wool
Burlington, Vermont

OFFICERS

Howard Pinsley, *President, Chief Executive Officer and Chairman of the Board*
David A. O'Neil, *Treasurer and Principal Financial Officer*
James Clemens, *Vice President of Sales and Marketing*
Katrina Sparano, *Assistant Treasurer and Principal Accounting Officer*
Peggy A. Murphy, *Corporate Secretary and Director of Human Resources*

CORPORATE COUNSEL

Gibbons P.C.
One Gateway Center
Newark, NJ 07102

REGISTRAR AND TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

A copy of the Company's Annual Report on Form 10-KSB (including financial statements) for the fiscal year ended June 30, 2008 filed with the Securities and Exchange Commission will be provided without charge upon written request of shareholders to Espey Mfg. & Electronics Corp., attention: Investor Relations, 233 Ballston Avenue, Saratoga Springs, New York 12866. The report on Form 10-KSB can also be viewed electronically at www.espey.com.



PRESIDENT'S MESSAGE

Fellow Shareholders:

Our recently concluded fiscal year was a record year for earnings, with the sales order backlog increasing substantially even though revenues were down.

Earnings for fiscal 2008 increased more than 34% to $3,421,869, $1.63 per diluted share, compared with earnings of $2,544,720, $1.23 per diluted share for the prior fiscal year. Our sales order backlog increased to $44.8 million compared with last year's $36.3 million. The foregoing transpired even though net sales for the fourth quarter ended June 30, 2008 decreased by $1,216,649 to $6.2 million compared with last year's fourth quarter net sales of $7.4 million.

We have continued to expand our customer base.

During the fiscal year 2008, Espey common stock ranged from a low of $14.75 per share in the third quarter to a high of $24.08 in the first quarter. At the time of this message, the stock is trading at $18.00 per share.

The Board of Directors declared an increased cash dividend. The regular first quarter dividend for the fiscal year ending June 30, 2009 is $.225 per share, an increase of $.025 per share. The dividend was payable on September 25, 2008, to all shareholders of record at September 4, 2008.

On behalf of your Board of Directors, and myself we extend our appreciation to all of our shareholders, employees, customers and suppliers, for their continued confidence and support.

HOWARD PINSLEY
President, Chief Executive Officer and Chairman of the Board

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10 – KSB

[X] Annual Report Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended June 30, 2008

[ ] Transition Report Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.
For the transition period from to

Commission File No. 1-4383

ESPEY MFG. & ELECTRONICS CORP.
(Exact name of registrant as specified in its charter)

NEW YORK	14-1387171
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

233 Ballston Avenue, Saratoga Springs, NY 12866
(Address of principal executive offices including Zip Code)

(Registrant's telephone number including area code) (518)245-4400

Title of Each class	Name of Each Exchange on Which Registered
Common Stock $.33-1/3 par value	American Stock Exchange
Common Stock Purchase Rights	American Stock Exchange

Securities registered pursuant to Section 12 (g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to the filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days.
[X] Yes [ ] No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-B is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB.
[ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).
[ ] Yes [X] No

Revenues for fiscal year ended June 30, 2008 were $25,701,739

The aggregate market value of the voting stock held by non-affiliates of the registrant was $27,908,407 based upon the closing sale price of $18.99 on the American Stock Exchange on June 30, 2008.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Class	Outstanding at September 8, 2008
Common stock, $.33-1/3 par value	2,328,902 shares

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement relating to the 2008 Annual Meeting of Shareholders, to be filed with the Securities and Exchange Commission, are incorporated by reference in Part III, Items 10 through 14 on Form 10-KSB as indicated herein.

Introductory Statement

In accordance with SEC Release No. 33-8876, the registrant is eligible to file the within Annual Report on Form 10-KSB because it qualified as a "small business issuer" on the effective date of the amendments adopted pursuant to said Release.

Forward-Looking Statements

This Annual Report on Form 10-KSB contains forward-looking statements that are based on management's expectations, estimates, projections and assumptions. Words such as "expects," "anticipates," "plans," "believes," "scheduled," "estimates" and variations of these words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Therefore, actual future results and trends may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation:

- Changing priorities in the U.S. government's defense budget (including changes in priorities in response to terrorist threats or to improve homeland security);
- Termination of government contracts due to unilateral government action;
- Differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts within estimated costs, and performance issues with key suppliers and subcontractors;
- Potential of changing prices for energy and raw materials.

All forward-looking statements speak only as of the date of this report or, in the case of any document incorporated by reference, the date of that document. All subsequent written and oral forward-looking statements attributable to the Company or any person acting on the Company's behalf are qualified by the cautionary statements in this section. The Company does not undertake any obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances or changes in expectations after the date of this report.

PART I

Item 1. Description of Business

General

Espey Mfg. & Electronics Corp. (the "Company") located in Saratoga Springs, New York, is engaged principally in the development, design, production and sale of specialized electronic power supplies, a wide variety of transformers and other types of iron-core components, and electronic system components. In some cases, the Company manufactures such products in accordance with pre-developed mechanical and electrical requirements ("build to print"). In other cases, the Company is responsible for both the overall design and manufacture of the product. The Company does not generally manufacture standardized components. The Company operates a one-segment business and was incorporated in 1928.

The electronic power supplies and components manufactured by the Company find application principally in (i) shipboard and land based radar, (ii) locomotives, (iii) aircraft, (iv) short and medium range communication systems, (v) navigation systems and (vi) land based military vehicles.

The Company's iron-core components include (i) transformers of the audio, power and pulse types, (ii) magnetic amplifiers and (iii) audio filters. The electronic system components manufactured by the Company include antenna systems and high power radar transmitters. These system components utilize the Company's own electronic power supplies, transformers and other iron-core components and mechanical assemblies.

In the fiscal years ended June 30, 2008 and 2007, the Company's total sales were $25,701,739 and $27,656,359, respectively. Sales to two customers accounted for 31% and 25% of total sales in 2008. Sales to two customers accounted for 30% and 29% of total sales in 2007.

Export sales in 2008 and 2007 were approximately $5,538,000 and $3,747,000, respectively.

Sources of Raw Materials

The Company has never experienced any significant delay or shortage with respect to the purchase of raw materials and components used in the manufacture of its products, and has at least two potential sources of supply for a majority of its raw materials. However, certain components used in our products are available from only a limited number of sources, and other components are only available from a single source. Despite the risk associated with limited or single source suppliers, the benefits of higher quality goods and timely delivery minimize and often limit any potential risk and can eliminate problems with part failures during production.

Sales Backlog

At September 8, 2008, the Company's backlog was approximately $46 million. The total backlog at June 30, 2008 was approximately $44.8 million compared to approximately $36.3 million at June 30, 2007. The Company's total backlog represents the estimated remaining sales value of work to be performed under firm contracts. The Company's backlog and risks associated with government contracts is discussed in greater detail in Management's Discussion and Analysis of Financial Condition and Results of Operations, contained in Item 7 below.

It is presently anticipated that a minimum of $27.7 million of orders comprising the June 30, 2008 backlog will be filled during the fiscal year ending June 30, 2009. The minimum of $27.7 million does not include any shipments, which may be made against orders subsequently received during the fiscal year ending June 30, 2009. The estimate of the June 30, 2008 backlog to be shipped in fiscal 2009 is subject to future events, which may cause the amount of the backlog actually shipped to differ from such estimate.

Marketing and Competition

The Company markets its products primarily through its own direct sales organization. Business is solicited from large industrial manufacturers and defense companies, the government of the United States and foreign governments and major foreign electronic equipment companies. In certain countries the Company has external sales representatives to help solicit and coordinate foreign contracts. The Company is also on the eligible list of contractors of many agencies of the United States Department of Defense and generally is automatically solicited by such agencies for procurement needs falling within the major classes of products produced by the Company.

There is competition in all classes of products manufactured by the Company, including from divisions of the largest electronic companies, as well as many small companies. The Company's sales do not represent a significant share of the industry's market for any class of its products. The principal methods of competition for electronic products of both a military and industrial nature include, among other factors, price, product performance, the experience of the particular company and history of its dealings in such products. The Company, as well as other companies engaged in supplying equipment for military use, is subject to various risks, including, without limitation, dependence on U.S. and foreign government appropriations and program allocations, the competition for available military business, and government termination of orders for convenience.

The Company's business is not considered to be seasonal. Also, management believes that due to the nature of the Company's business the Company will not be adversely affected by recessionary factors in the U.S. economy generally.

Research and Development

The Company's expenditures for research and development were approximately $53,586 and $79,836 in fiscal 2008 and 2007, respectively. Some of the Company's engineers and technicians spend varying degrees of time on either development of new products or improvements of existing products.

Employees

The Company had 167 employees as of September 8, 2008. Some of these employees are represented by the International Brotherhood of Electrical Workers Local #1799. A new collective bargaining agreement was approved in June 2008. The four-year agreement expires on June 30, 2012. The contract includes pay increases of 4%, 3.75%, 3.75% and 4% for each year, respectively, of the four-year contract. Relations with the Union are considered good. Union membership at September 8, 2008 was 66 people.

Government Regulations

Compliance with federal, state and local provisions that have been enacted or adopted to regulate the discharge of materials into the environment, or otherwise relating to the protection of the environment, did not in fiscal year 2008, and the Company believes will not in fiscal year 2009, have a material effect upon the capital expenditures, net income, or competitive position of the Company.

The Company's U.S. government contract and subcontract orders are funded by government budgets, which operate on an October-to-September fiscal year. In February of each year, the President of the United States presents to Congress a proposed budget for the upcoming fiscal year. This budget includes recommended appropriations for every federal agency and is the result of months of policy and program reviews throughout the executive branch. From February through September of each year, the appropriations and authorization committees of Congress review the President's budget proposals and establish the funding levels for the upcoming fiscal year in appropriations and authorization legislation. Once these levels are enacted into law, the Executive Office of the President administers the funds to the agencies.

There are two primary risks associated with this process. First, the process may be delayed or disrupted because of congressional schedules, negotiations over funding levels for programs or unforeseen world events, which could, in turn, alter the funding for a program or contract. Second, funding for multi-year contracts can be changed by future appropriations, which could affect the timing of funds, schedules and program content.

Also, our international sales are denominated in United States currency. Consequently, changes in exchange rates that strengthen the United States dollar could increase the price in local currencies of our products in foreign markets and make our products relatively more expensive than competitors' products.

U.S. Government Defense Contracts and Subcontracts

Generally, U.S. government contracts are subject to procurement laws and regulations. Some of the Company's contracts are governed by the Federal Acquisition Regulation (FAR), which lays out uniform policies and procedures for acquiring goods and services by the U.S. government, and agency-specific acquisition regulations that implement or supplement the FAR. For example, the Department of Defense implements the FAR through the Defense Federal Acquisition Regulation (DFAR).

The FAR also contains guidelines and regulations for managing a contract after award, including conditions under which contracts may be terminated, in whole or in part, at the government's convenience or for default. If a contract is terminated for the convenience of the government, a contractor is entitled to receive payments for its allowable costs and, in general, the proportionate share of fees or earnings for the work done. If a contract is terminated for default, the government generally pays for only the work it has accepted. These regulations also subject the company to financial audits and other reviews by the government of its costs, performance, accounting and general business practices relating to its contracts, which may result in adjustment of the company's contract-related costs and fees.

Item 2. Description of Property

The Company's manufacturing and engineering facilities are located in Saratoga Springs, New York.

The Saratoga Springs plant, which the Company owns, consists of various adjoining one-story buildings on a 22 acre site, approximately eight acres of which is unimproved. The property is not subject to mortgage indebtedness or any other material encumbrance. The plant has a sprinkler system throughout and contains approximately 151,000 square feet of floor space, of which 90,000 is used for manufacturing, 24,000 for engineering, 33,000 for shipping and climatically secured storage, and 4,000 for offices. The offices, engineering and some manufacturing areas are air-conditioned. In addition to assembly and wiring operations, the plant includes facilities for varnishing, potting, plating, impregnation and spray-painting operations. The manufacturing operation also includes a complete machine shop, with welding and sheet metal fabrication facilities adequate for substantially all of the Company's current operations. Besides normal test equipment, the Company maintains a sophisticated on-site environmental test facility. In addition to meeting all of the Company's in-house needs, the plating, machine shop and environmental facilities are available to other companies on a contract basis.

Item 3. Legal Proceedings

None

Item 4. Submission of Matters to a Vote of Security Holders

None

PART II

Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters

Price Range of Common Stock

The table below shows the range of high and low prices for the Company's common stock on the American Stock Exchange (ticker symbol "ESP"), the principal market for trading in the common stock, for each quarterly period for the last two fiscal years ended June 30:

2008	High	Low
First Quarter	24.08	19.71
Second Quarter	24.00	17.60
Third Quarter	23.75	14.75
Fourth Quarter	23.20	17.40

2007	High	Low
First Quarter	18.30	16.10
Second Quarter	19.05	16.65
Third Quarter	19.91	16.85
Fourth Quarter	24.30	19.61

Holders

The approximate number of holders of record of the common stock was 110 on September 8, 2008 according to records of the Company's transfer agent. Included in this number are shares held in "nominee" or "street" name and, therefore, the number of beneficial owners of the common stock is believed to be substantially in excess of the foregoing number.

Dividends

The Company paid cash dividends on common stock of $2.25 and $.56 per share for the fiscal years ended June 30, 2008 and 2007, respectively. The dividends paid during the fiscal year ended June 30, 2008 included a special dividend of $1.50 per share that was paid on March 20, 2008. The Board of Directors has authorized the payment of a fiscal 2009 first quarter dividend of $.225 payable September 25, 2008 to shareholders of record on September 4, 2008.

During fiscal 2008, the Company sold common stock to certain employees and directors as they exercised existing stock options granted under a shareholder approved plan. During the year, 45,100 shares were sold at prices that ranged from $6.63 a share to $17.80 a share. The securities were sold for cash. Proceeds are used for general working capital purposes.

The Company made open market purchases of equity securities in the fiscal 2008 fourth quarter totaling 2,871 shares for $53,080.

Small Business Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
	(a)	(b)	(c)	(d)
April 1 - April 30	-	-	-	$1,283,637
May 1 - May 31	-	-	-	1,283,637
June 1 - June 30	2,871	$18.49	2,871	1,230,557
Total	2,871	$18.49	2,871	$1,230,557

The following table sets forth information as of June 30, 2008 with respect to compensation plans under which equity securities of the Company may be issued.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of Securities remaining available for future issuance under equity compensation plan (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	126,500	$18.40	365,600
Equity compensation plans not approved by security holders			
Total	126,500		365,600

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Outlook

The business outlook for the Company is excellent. The order backlog, together with potential new orders realized from outstanding quotations by the Company, remain at a high level. Expectations are for product mix and margins to remain favorable for fiscal year 2009, and management expects revenues to increase in fiscal year 2009 over fiscal year 2008. During fiscal 2008 new orders received by the Company were approximately $34.3 million. The near record order backlog of approximately $44.8 million at June 30, 2008 gives the Company a solid base of future sales. It is presently anticipated that a minimum of $27.7 million of orders comprising the June 30, 2008 backlog will be filled during the fiscal year ending June 30, 2009. The minimum of $27.7 million does not include any shipments, which may be made against orders subsequently received during the fiscal year ending June 30, 2009. The backlog represents the estimated remaining sales value of work to be performed under firm contracts.

In addition to the backlog, the Company currently has outstanding quotations representing in excess of $33.2 million in the aggregate for both repeat and new programs. Many potential orders are currently being discussed and negotiated with existing and potential new customers. The outstanding quotations encompass various new and previously manufactured power supplies, transformers, and subassemblies. However, there can be no assurance that the Company will acquire any or all of the anticipated orders described above, many of which are subject to allocations of the United States defense spending and factors affecting the defense industry and military procurement generally.

Two significant customers in fiscal 2008 represented 56% of the Company's total sales. These sales represent significant programs which the Company is a significant supplier of parts. While the Company has always had a small number of customers that make up its total sales in any given year, management is pursuing business opportunities involving significant product programs with new and current customers with an objective of lowering the overall concentration of sales, and minimizing the impact of loss of a significant customer or excessive reliance upon a single major product program of a particular customer.

Management continues to invest in capital equipment to upgrade its technology and stay current with the industry. Capital expenditures are expected to be approximately $350,000 for fiscal 2009. Also, management along with the Company's Board of Directors continues to look for potential opportunities to expand the Company's business through acquisitions.

Results of Operations

Net Sales for fiscal years ended June 30, 2008 and 2007, were $25,701,739 and $27,656,359, respectively, a 7.1% decrease. This decrease can be attributed to the contract specific nature of the Company's business and the delivery dates on these contracts. Also, one significant customer program experienced vendor delivery delays for material needed to produce power supplies. This delay slowed production efforts and helped cause a decrease in sales for the year. New orders received in fiscal 2008 were approximately $34.3 million, representing a 30.6% increase over the amount of new orders received in fiscal 2007. As discussed above, the order backlog at June 30, 2008 was $44.8 million compared to $36.3 million at June 30, 2007.

For the fiscal years ended June 30, 2008 and 2007 gross profits were $6,862,246 and $6,059,967, respectively. Gross profit as a percentage of sales was 26.7% and 21.9%, for fiscal 2008 and 2007, respectively. The primary factor in determining gross profit and net income is product mix. The gross profits on mature products and build to print contracts are higher as compared to products which are still in the engineering development stage or in the early stages of production. In any given accounting period the mix of product shipments between higher margin mature programs and less mature programs including loss contracts, has a significant impact on gross profit and net income. The improved gross profit and gross profit percentage was the result of shipping more mature products with favorable margins during fiscal 2008. Management continues to evaluate the Company's workforce to ensure that production and overall execution of the backlog orders and additional anticipated orders are successfully obtained and executed. Employment of full time equivalents at June 30, 2008 was 170 compared to 179 people at June 30, 2007.

Selling, general and administrative expenses were $2,623,313 for the fiscal year ended June 30, 2008, a decrease of $208,052, or 7.3% as compared to the prior year. This decrease is primarily due to reduced headcount.

Other income for the fiscal years ended June 30, 2008 and 2007 was $712,252 and $677,888, respectively, a 5.1% increase. This increase is due to increased interest income on the Company's cash and cash equivalents and short-term investments due to higher cash and cash equivalent and short-term investment balances for a majority of the year as well as an increase in scrap metal income offset by lower interest rates on the Company's investments. The Company does not believe that there is significant risk associated with its investment policy, since at June 30, 2008 all of the investments were primarily represented by short-term liquid investments including certificates of deposit and money market accounts.

The effective income tax rate was 30.9% in fiscal 2008 and 34.9% in fiscal 2007. The effective tax rate was impacted in fiscal 2008 mainly due to the qualified production activities benefit, ESOP dividend payment deduction, offset by ESOP differences between book expense and tax expense for currently allocated shares and state taxes.

Net income for fiscal 2008, was $3,421,869 or $1.65 and $1.63 per share, basic and diluted, respectively, compared to net income of $2,544,720 or $1.24 and $1.23 per share, basic and diluted, respectively, for fiscal 2007. The increase in net income per share was due to the decrease in both, cost of sales and selling, general and administrative expenses, offset partially by the decrease in sales.

Liquidity and Capital Resources

The Company's working capital is an appropriate indicator of the liquidity of its business, and during the past two fiscal years, the Company has funded all of its operations with cash flows resulting from operating activities and when necessary from its existing cash and investments. The Company did not borrow any funds during the last three fiscal years. Management had available a $3,000,000 line of credit to help fund further growth or working capital needs, but did not anticipate the need for any borrowed funds in the foreseeable future and therefore did not renew the line of credit which expired November 30, 2007.

The Company's working capital as of June 30, 2008 and 2007 was $27,448,722 and $28,301,566, respectively. During 2008 and 2007 the Company repurchased 36,091 and 16,269 shares, respectively, of its common stock from the Company's Employee Retirement Plan and Trust ("ESOP") and in other open market transactions, for a total purchase price of $769,443 and $298,064 respectively. At the Company's Board of Directors meeting held on August 15, 2008 the Board of Directors increased management's authorization to purchase an additional $2 million of Company stock.

The table below presents the summary of cash flow information for the fiscal year indicated:

	2008	2007
Net cash provided by operating activities	$ 4,147,247	$ 6,075,626
Net cash used in investing activities	(3,598,961)	(948,993)
Net cash used in financing activities	(4,792,644)	(1,103,137)

Net cash provided by operating activities fluctuates between periods primarily as a result of differences in net income, the timing of the collection of accounts receivable, purchase of inventory, receipt of progress payments, level of sales and payments of accounts payable. Net cash used in investing activities increased in fiscal 2008 due to the purchase of short-term investments. The increase in cash used in financing activities is due primarily to the purchase of treasury shares and an increase in dividends paid on common stock, including a special dividend of $1.50 per share that was paid in March 2008.

The Company believes that the cash generated from operations and when necessary, from existing cash and cash equivalents, will be sufficient to meet its long-term funding requirements for the foreseeable future.

Management believes that the Company's reserve for bad debts of $3,000 is adequate given the customers with whom the Company does business. Historically, bad debt expense has been minimal.

During fiscal year 2008 and fiscal 2007, the Company expended $517,959 and $565,003, respectively, for plant improvements and new equipment. The Company has budgeted approximately $350,000 for new equipment and plant improvements in fiscal 2009. Management anticipates that the funds required will be available from current operations.

Critical Accounting Policies and Estimates

Our significant accounting policies are described in note 2 to the financial statements. We believe our most critical accounting policies include revenue recognition and cost estimation on our contracts.

Revenue Recognition and Estimates

A significant portion of our business is comprised of development and production contracts. Generally revenues on long-term fixed-price contracts are recorded on a percentage of completion basis using units of delivery as the measurement basis for progress toward completion.

Percentage of completion accounting requires judgment relative to expected sales, estimating costs and making assumptions related to technical issues and delivery schedules. Contract costs include material, subcontract costs, labor and an allocation of overhead costs. The estimation of cost at completion of a contract is subject to numerous variables involving contract costs and estimates as to the length of time to complete the contract. Given the significance of the estimation processes and judgments described above, it is possible that materially different amounts of contract costs could be recorded if different assumptions were used, based on changes in circumstances, in the estimation of cost at completion. When a change in expected sales value or estimated cost is determined, changes are reflected in current period earnings.

Item 7. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Espey Mfg. & Electronics Corp.
Saratoga Springs, New York:

To the Board of Directors and Stockholders of
Espey Mfg. & Electronics Corp.
Saratoga Springs, New York

We have audited the accompanying balance sheet of Espey Mfg. & Electronics Corp. as of June 30, 2008, and the related statements of income, stockholders' equity, and cash flows for each of the years in the two-year period ended June 30, 2008. Espey Mfg. & Electronics Corp.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Espey Mfg. & Electronics Corp. as of June 30, 2008, and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/Rotenberg & Co. LLP
Rochester, New York
September 8, 2008

Espey Mfg. & Electronics Corp.
Balance Sheet
June 30, 2008

ASSETS	
Cash and cash equivalents	$ 6,851,753
Short term investments	7,336,000
Trade accounts receivable, net	3,646,127
Income tax receivable	276,087
ESOP receivable due to dividends on unallocated shares	36,809
Other receivables	4,348
Inventories:	
Raw materials and supplies	1,575,116
Work-in-process	1,151,332
Costs related to contracts in process, net of progress payments of $959,175	7,461,786
Total inventories	10,188,234
Deferred income taxes	169,853
Prepaid expenses and other current assets	355,688
Total current assets	28,864,899
Property, plant and equipment, net	2,956,590
Loan receivable	65,003
Total assets	$ 31,886,492
LIABILITIES AND STOCKHOLDERS' EQUITY	
Accounts payable	$ 600,931
Accrued expenses:	
Salaries, wages and commissions	184,377
Vacation	542,441
Other	46,253
Payroll and other taxes withheld and accrued	42,175
Income taxes payable	--
Total current liabilities	1,416,177
Deferred income taxes	132,578
Total liabilities	1,548,755
Common stock, par value $.33-1/3 per share Authorized 10,000,000 shares; Issued 3,029,874 shares in 2008. Outstanding 2,325,902 (includes 225,000 Unearned ESOP Shares)	1,009,958
Capital in excess of par value	13,476,609
Retained earnings	25,796,703
	40,283,270
Less: Unearned ESOP shares	(3,251,248)
Cost of 703,972 shares of common stock in treasury	(6,694,285)
Total stockholders' equity	30,337,737
Total liabilities and stockholders' equity	$ 31,886,492

The accompanying notes are an integral part of the financial statements.

Espey Mfg. & Electronics Corp.
Statements of Income
Years Ended June 30, 2008 and 2007

	2008	2007
Net sales	$ 25,701,739	$ 27,656,359
Cost of sales	18,839,493	21,596,392
Gross profit	6,862,246	6,059,967
Selling, general and administrative expenses	2,623,313	2,831,365
Operating income	4,238,933	3,228,602
Other income (expense)		
Interest and dividend income	640,412	614,229
Other	71,840	63,659
Total other income, net	712,252	677,888
Income before income taxes	4,951,185	3,906,490
Provision for income taxes	1,529,316	1,361,770
Net income	$ 3,421,869	$ 2,544,720
Net income per share:		
Basic	$ 1.65	$ 1.24
Diluted	$ 1.63	$ 1.23
Weighted average number of shares outstanding:		
Basic	2,079,734	2,048,626
Diluted	2,103,836	2,077,664

The accompanying notes are an integral part of the financial statements.

Espey Mfg. & Electronics Corp.
Statements of Changes in Stockholders' Equity
Years Ended June 30, 2008 and 2007

	Outstanding Common Shares	Amount	Capital in Excess of Par Value	Unearned ESOP Shares	Retained Earnings
Balance as of June 30, 2006	2,304,562	$ 1,009,958	$12,506,749	$(3,961,079)	$25,651,945
Net income, 2007					2,544,720
Stock options exercised	28,600		51,620		
Stock option expense			170,698		
Dividends paid on common stock $.56 per share					(1,142,340)
Tax effect of stock options exercised			49,697		
Purchase of treasury stock	(16,269)				
Reduction of unearned ESOP shares			111,505	360,620	
Balance as of June 30, 2007	2,316,893	$ 1,009,958	$12,890,269	$(3,600,459)	$27,054,325
Net income, 2008					3,421,869
Stock options exercised	45,100		200,744		
Stock option expense			143,530		
Dividends paid on common stock $2.25 per share					(4,679,491)
Tax effect of stock options exercised			83,471		
Purchase of treasury stock	(36,091)				
Reduction of unearned ESOP shares			158,595	349,211	
Balance as of June 30, 2008	2,325,902	$ 1,009,958	$13,476,609	$(3,251,248)	$25,796,703

The accompanying notes are an integral part of the financial statements.

(Continued)

Espey Mfg. & Electronics Corp.
Statements of Changes in Stockholders' Equity
Years Ended June 30, 2008 and 2007

	Treasury Stock		Total Stockholders' Equity
	Shares	Amount	
Balance as of June 30, 2006	725,312	$ (6,234,803)	$ 28,972,770
Net income, 2007			2,544,720
Stock options exercised	(28,600)	235,950	287,570
Stock option expense			170,698
Dividends paid on common stock $.56 per share			(1,142,340)
Tax effect of stock options exercised			49,697
Purchase of treasury stock	16,269	(298,064)	(298,064)
Reduction of unearned ESOP shares			472,125
Balance as of June 30, 2007	712,981	$ (6,296,917)	$ 31,057,176
Net income, 2008			3,421,869
Stock options exercised	(45,100)	372,075	572,819
Stock option expense			143,530
Dividends paid on common stock $2.25 per share			(4,679,491)
Tax effect of stock options exercised			83,471
Purchase of treasury stock	36,091	(769,443)	(769,443)
Reduction of unearned ESOP shares			507,806
Balance as of June 30, 2008	703,972	$ (6,694,285)	$ 30,337,737

The accompanying notes are an integral part of the financial statements.

Espey Mfg. & Electronics Corp.
Statements of Cash Flows
Years Ended June 30, 2008 and 2007

	2008	2007
Cash Flows From Operating Activities:		
Net income	$3,421,869	$2,544,720
Adjustments to reconcile net income to net cash provided by operating activities:		
Excess tax benefits from share-based compensation	83,471	49,697
Stock-based compensation	143,530	170,698
Depreciation	491,526	504,243
ESOP compensation expense	507,805	472,125
Loss on disposal of assets	4,353	8,692
Deferred income tax benefit	(38,510)	(60,449)
Changes in assets and liabilities:		
(Increase) decrease in trade receivables, net	(625,646)	1,192,747
Increase in income tax receivable	(276,087)	--
(Increase) decrease in other receivables	(900)	3,436
Increase in ESOP receivable due to dividends on unallocated shares	(36,809)	--
Decrease in inventories, net	961,093	1,255,052
Decrease in prepaid expenses and other current assets	192,524	5,915
(Decrease) increase in accounts payable	(380,020)	365,365
Increase in accrued salaries, wages and commissions	22,175	34,195
Increase (decrease) in other accrued expenses	200	(5,365)
(Decrease) increase in vacation accrual	(40,040)	37,058
Increase in payroll and other taxes withheld and accrued	127	1,469
Decrease in income taxes payable	(283,414)	(503,972)
Net cash provided by operating activities	$ 4,147,247	$ 6,075,626

The accompanying notes are an integral part of the financial statements.

(Continued)

	2008	2007
Cash Flows From Investing Activities:		
Additions to property, plant and equipment	(517,959)	(565,003)
Payment for loan receivable	(80,000)	--
Proceeds from return of loan receivable	14,998	--
Purchase of short term investments	(8,135,000)	(4,896,000)
Proceeds from maturity of short term investments	5,119,000	4,512,000
Proceeds on sale of assets, net	--	10
Net cash used in investing activities	(3,598,961)	(948,993)
Cash Flows From Financing Activities:		
Dividends on common stock	(4,679,491)	(1,142,340)
Purchase of treasury stock	(769,443)	(298,064)
Proceeds from exercise of stock options	572,819	287,570
Excess tax benefits from share-based compensation	83,471	49,697
Net cash used in financing activities	(4,792,644)	(1,103,137)
(Decrease) increase in cash and cash equivalents	(4,244,358)	4,023,496
Cash and cash equivalents, beginning of the year	11,096,111	7,072,615
Cash and cash equivalents, end of the year	$ 6,851,753	$ 11,096,111
Supplemental Schedule of Cash Flow Information:		
Income taxes paid	$ 1,970,000	$ 1,826,746

The accompanying notes are an integral part of the financial statements.

Note 1. Nature of operations

Espey Mfg. & Electronics Corp. (the Company) is a manufacturer of electronic equipment used primarily in military and industrial applications. The principal markets for the Company's products are companies that provide electronic support to both military and industrial applications.

Note 2. Summary of Significant Accounting Policies

Inventory Valuation, Cost Estimation and Revenue Recognition
Raw materials are valued at weighted average cost.

Inventoried work relating to contracts in process and work in process is valued at actual production cost, including factory overhead incurred to date. Work in process represents spare units; parts and other inventory items acquired or produced to service units previously sold or to meet anticipated future orders. The cost elements of contracts in process and work in process consist of production costs of goods and services currently in process and overhead. Provision for losses on contracts is made when the existence of such losses becomes probable and estimateable. The costs attributed to units delivered under contracts are based on the estimated average cost of all units expected to be produced. Certain contracts are expected to extend beyond twelve months.

Revenue is recognized on contracts in the period in which the units are delivered and billed (units-of-delivery method). A significant portion of our business is comprised of development and production contracts. Generally, revenues on long-term fixed-price contracts are recorded on a percentage of completion basis using units of delivery as the measurement basis for progress toward completion.

Percentage of completion accounting requires judgment relative to expected sales, estimating costs and making assumptions related to technical issues and delivery schedules. Contract costs include material, subcontract costs, labor and an allocation of overhead costs. The estimation of cost at completion of a contract is subject to numerous variables involving contract costs and estimates as to the length of time to complete the contract. Given the significance of the estimation processes and judgments described above, it is possible that materially different amounts of contract costs could be recorded if different assumptions were used, based on changes in circumstances, in the estimation of cost at completion. When a change in expected sales value or estimated cost is determined, changes are reflected in current period earnings.

Depreciation
Depreciation of plant and equipment is computed on a straight-line basis over the estimated useful lives of the assets.

Estimated useful lives of depreciable assets are as follows:

Buildings and improvements	10 – 35 years
Machinery and equipment	3 - 25 years
Furniture, fixtures and office equipment	5 – 10 years

Income Taxes
The Company follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes."

Under the provisions of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. In addition, SFAS No. 109 requires that the tax benefit of tax-deductible dividends on unallocated ESOP shares be recorded as a direct addition to retained earnings rather than as a reduction of income tax expense.

Note 2. Summary of Significant Accounting Policies, Continued

Cash and Cash Equivalents
Cash and cash equivalents consist of cash in banks, certificates of deposit, and money market accounts. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Short-term investments include certificates of deposit with maturities greater than three months to a year.

Accounts receivable and allowance for doubtful accounts
The Company extends credit to its customers in the normal course of business and collateral is generally not required for trade receivables. Exposure to credit risk is controlled through the use of credit approvals, credit limits and monitoring procedures. Accounts receivable are reported net of an allowance for doubtful accounts. The Company estimates the allowance based on its analysis of specific balances, taking into consideration the age of the past due account and anticipated collections resulting from legal issues. An account is generally considered past due after thirty (30) days from the invoice date. Based on these factors, there was an allowance for doubtful accounts of $3,000 at June 30, 2008. Changes to the allowance for doubtful accounts are charged to expense and reduced by charge-offs, net of recoveries.

Per Share Amounts
SFAS 128 "Earnings Per Share" requires the Company to calculate net income (loss) per share based on basic and diluted net income (loss) per share, as defined. Basic EPS excludes dilution and is computed by dividing net income (loss) by the weighted average number of shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The dilutive effect of outstanding options issued by the Company are reflected in diluted EPS using the treasury stock method. Under the treasury stock method, options will only have a dilutive effect when the average market price of common stock during the period exceeds the exercise price of the options.

Comprehensive Income
Comprehensive Income for the years ended June 30, 2008 and 2007 is equal to net income.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Tax Credits
Investment tax credits are accounted for as a reduction of income tax expense in the year taxes payable are reduced.

Reclassifications
Certain reclassifications may have been made to the prior year financial statements to conform to the current year presentation.

Recently Issued Accounting Standards
In May 2008, the FASB issued Statement of Financial Accounting Standard No. 162 ("SFAS 162"), The Hierarchy of Generally Accepted Accounting Principals. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States. SFAS 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The Company is currently evaluating the impact of SFAS 162 on its financial statements but does not expect it to have a material effect.

Note 2. Summary of Significant Accounting Policies, Continued

In February 2007, the FASB issued Statement of Financial Accounting Standard No. 159 ("SFAS 159"), The Fair Value Option for Financial Assets and Financial Liabilities. SFAS 159 provides companies with an option to report selected financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. SFAS 159 is effective beginning July 1, 2008. The adoption of the provisions of SFAS 159 is not expected to have a material effect on the Company's Financial Statements.

In July 2006, the FASB issued Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes-An Interpretation of FASB Statement No. 109, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In particular, this interpretation requires uncertain tax positions to be recognized only if they are "more-likely-than-not" to be upheld based on their technical merits. Additionally, the measurement of the tax position will be based on the largest amount that is determined to have greater than a 50% likelihood of realization upon ultimate settlement. Any resulting cumulative effect of applying the provisions of FIN 48 upon adoption would be reported as an adjustment to the beginning balance of retained earnings in the period of adoption. FIN 48 was effective beginning July 1, 2007. The adoption of FIN 48 did not have a material effect on the Company's financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157 ("SFAS 157"), Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements, but does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years. The Company is currently evaluating the effect of the guidance contained in SFAS 157 and does not expect the implementation to have a material effect on the Company's financial statements.

Impairment of Long-Lived Assets
Long-lived assets, including property, plant, and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated. The assets and liabilities of a disposed group classified as held for sale are presented separately in the appropriate asset and liability sections of the balance sheet

Concentrations of Risk
The market for our defense electronics products is largely dependent on the availability of new contracts from the United States and foreign governments to prime contractors to which we provide components. Any decline in expenditures by the United States or foreign governments may have an adverse effect on our financial performance.

Generally, U.S. government contracts are subject to procurement laws and regulations. Some of the Company's contracts are governed by the Federal Acquisition Regulation (FAR), which lays out uniform policies and procedures for acquiring goods and services by the U.S. government, and agency-specific acquisition regulations that implement or supplement the FAR. For example, the Department of Defense implements the FAR through the Defense Federal Acquisition Regulation (DFAR).

The FAR also contains guidelines and regulations for managing a contract after award, including conditions under which contracts may be terminated, in whole or in part, at the government's convenience or for default. If a contract is terminated for the convenience of the government, a contractor is entitled to receive payments for its allowable costs and, in general, the proportionate share of fees or earnings for the work done. If a contract is terminated for default, the government generally pays for only the work it has accepted. These regulations also subject the Company to financial audits and other reviews by the government of its costs, performance, accounting and general business practices relating to its contracts, which may result in adjustment of the Company's contract-related costs and fees.

Note 3. Contracts in Process

Contracts in process at June 30, 2008 and 2007 are as follows:

	2008	2007
Gross contract value	$44,784,584	$36,265,636
Costs related to contracts in process, net of progress payments of $959,175 in fiscal 2008 and $206,238 in fiscal 2007	$ 7,461,786	$ 7,255,422

Included in costs relating to contracts in process at June 30, 2008 and 2007 are costs of $1,911,986 and $865,097, respectively, relative to contracts that may not be completed within the ensuing year. Under the units-of-delivery method, the related sale and cost of sales will not be reflected in the statement of income until the units under contract are shipped.

Note 4. Property, Plant and Equipment

A summary of the original cost of property, plant and equipment at June 30, 2008 and 2007 is as follows:

	2008	2007
Land	$ 45,000	$ 45,000
Building and improvements	4,639,626	4,478,437
Machinery and equipment	6,706,541	6,528,069
Furniture, fixtures and office equipment	156,884	143,221
	11,548,050	11,194,727
Accumulated depreciation	(8,591,460)	(8,260,217)
	$ 2,956,590	$ 2,934,510

Depreciation expense was $491,526 and $504,243, during the years ended June 30, 2008 and 2007, respectively.

Note 5. Line of credit

Management had available a $3,000,000 line of credit to help fund further growth or working capital needs, but did not anticipate the need for any borrowed funds in the foreseeable future and therefore did not renew the line of credit which expired November 30, 2007.

Note 6. Pension Expense

Under terms of a negotiated union contract, the Company is obligated to make contributions to a union-sponsored defined benefit pension plan covering eligible employees. Such contributions and expenses are based upon hours worked at a specified rate and amounted to $87,159 in fiscal 2008 and $94,890 in fiscal 2007.

The Company sponsors a 401(k) plan with employee and employer matching contributions. The employer match is 10% of the employee contribution and was $30,125 and $32,262, for fiscal years 2008 and 2007, respectively.

Note 7. Provision for Income Taxes

A summary of the components of the provision for income taxes for the years ended June 30, 2008 and 2007 is as follows:

	2008	2007
Current tax expense - federal	$ 1,561,918	$ 1,282,953
Current tax expense - state	5,909	139,265
Deferred tax (benefit) expense	(38,511)	(60,448)
	$ 1,529,316	$ 1,361,770

Deferred income taxes reflect the impact of "temporary differences" between the amount of assets and liabilities for financial reporting purposes and such amounts measured by tax laws and regulations. These "temporary differences" are determined in accordance with SFAS No. 109.

Note 7. Provision for Income Taxes, Continued

The combined U.S. federal and state effective income tax rates of 30.9% and 34.9%, for 2008 and 2007 respectively, differed from the statutory U.S. federal income tax rate for the following reasons:

	2008	2007
U.S. federal statutory income tax rate	34.0%	34.0%
Increase (reduction) in rate resulting from:		
State franchise tax, net of federal income tax benefit	0.1	2.4
Foreign exportation benefit	--	(0.2)
ESOP cost versus Fair Market Value	1.1	1.0
Dividend on allocated ESOP shares	(1.6)	(1.2)
Qualified Production Activities	(2.0)	(1.0)
Stock-based compensation	(0.7)	0.4
Other	--	(0.5)
Effective tax rate	30.9%	34.9%

For the years ended June 30, 2008 and 2007 deferred income tax benefit of $(38,511) and $(60,448), respectively, result from the changes in temporary differences for each year. The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of June 30, 2008 and 2007 are presented as follows:

	2008	2007
Deferred tax assets:		
Accrued expenses	$ 126,808	$ 159,204
ESOP	77,987	56,323
Stock-based compensation	6,775	4,850
Inventory - effect on uniform capitalization	26,699	--
Other	9,572	13,612
Total deferred tax assets	247,841	233,989
Deferred tax liabilities:		
Property, plant and equipment - principally due to differences in depreciation methods	210,564	235,224
Total deferred tax liabilities	210,564	235,223
Net deferred tax liability	$ (37,277)	$ 1,235

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projection for future taxable income over the period in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these temporary differences without consideration of a valuation allowance.

As the result of the implementation of the FASB interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109, the Company recognized no material adjustments to unrecognized tax benefits. At the adoption date of July 1, 2007, and as of June 30, 2008, the Company has no unrecognized tax benefits.

The Company recognizes interest and penalties related to uncertain tax positions in general and administrative expense. As of June 30, 2008, the Company has not recorded any provision for accrued interest and penalties related to uncertain tax positions.

By statute, tax years ending June 30, 2006 and 2007 remain open to examination by the major taxing jurisdictions to which the Company is subject.

Note 8. Significant Customers

A significant portion of the Company's business is the production of military and industrial electronic equipment for use by the U.S. and foreign governments and certain industrial customers. Sales to two domestic customers accounted for 31% and 25% of total sales in fiscal 2008. Sales to two domestic customers accounted for 30% and 29% of total sales in fiscal 2007.

Export sales in fiscal 2008 and fiscal 2007 were approximately $5,538,000 and $3,747,000, respectively.

Note 9. Stock Rights Plan

The Company has a Shareholder Rights Plan that expires on December 31, 2009. Under this plan, common stock purchase rights were distributed as a dividend at the rate of one right for each share of common stock outstanding as of or issued subsequent to April 14, 1989. Each right entitles the holder thereof to buy one-half share of common stock of the Company at an exercise price of $25 per share subject to adjustment. The rights are exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company's common stock or commences a tender or exchange offer which, if consummated, would result in the offeror individually or, together with all affiliates and associates thereof, being the beneficial owner of 15% or more of the Company's common stock.

If a 15% or larger shareholder should engage in certain self-dealing transactions or a merger with the Company in which the Company is the surviving corporation and its shares of common stock are not changed or converted into equity securities of any other person, or if any person were to become the beneficial owner of 15% or more of the Company's common stock, then each right not owned by such shareholder or related parties of such shareholder (all of which will be void) will entitle its holder to purchase, at the right's then current exercise price, shares of the Company's common stock having a value of twice the right's exercise price. In addition, if the Company is involved in any other merger or consolidation with, or sells 50% or more of its assets or earning power to another person, each right will entitle its holder to purchase, at the right's then current exercise price, shares of common stock of such other person having a value of twice the right's exercise price.

The Company generally is entitled to redeem the rights at one cent per right at any time until the 15th day (or 25th day if extended by the Company's Board of Directors) following public announcement that a 15% position has been acquired or the commencement of a tender or exchange offer which, if consummated, would result in the offer or, together with all affiliates and associates thereof, being the beneficial owner of 15% or more of the Company's common stock.

Note 10. Employee Stock Ownership Plan

The Company sponsors a leveraged employee stock ownership plan (the "ESOP") that covers all nonunion employees who work 1,000 or more hours per year and are employed on June 30. Prior to July 15, 2005, the ESOP owned 230,120 shares, all of which were allocated to employees. On July 15, 2005, pursuant to a Stock Purchase Agreement dated as of such date, the Company, by selling 150,000 shares of its common stock, par value $0.33-1/3 per share, to the Espey Mfg. & Electronics Corp. Employee Stock Ownership Plan Trust, provided more shares to be allocated to employees for services rendered over the next 15 years. The ESOP paid $28.90 per share, for an aggregate purchase price of $4,335,000. The determination of the purchase price was based on a fairness opinion obtained by an independent valuation firm. The ESOP borrowed from the Corporation an amount equal to the purchase price. The loan will be repaid in fifteen (15) equal annual installments of principal and the unpaid balance will bear interest at a fixed rate of 6.25% per annum, the "prime rate" as quoted in The Wall Street Journal on the date of closing. The above ESOP information has not been adjusted for the stock split completed December 30, 2005.

The Board of Directors of the Company had approved a purchase price per share equal to a 5% discount on the average trading price of the Company's common stock on the American Stock Exchange on the date before closing, but in no event greater than the fair market value as determined by an independent valuation firm retained by the ESOP. The average trading price of the Company's common stock on the American Stock Exchange on July 14, 2005 was $30.72.

Note 10. Employee Stock Ownership Plan, Continued

In making the sale, the Company relied on the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended, because the shares sold were offered only to the ESOP.

After giving effect to the transaction, the ESOP owned 380,120 shares of the Company's 1,158,294 outstanding shares of common stock as of July 15, 2005.

The Company makes annual contributions to the ESOP equal to the ESOP's debt service less dividends on unallocated shares received by the ESOP. All dividends on unallocated shares received by the ESOP are used to pay debt service. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings. As the debt is repaid, shares are released and allocated to active employees, based on the proportion of debt service paid in the year. The Company accounts for its ESOP in accordance with Statement of Position 93-6. Accordingly, the shares purchased by the ESOP are reported as Unearned ESOP Shares in the statement of financial position. As shares are released or committed-to-be-released, the Company reports compensation expense equal to the current average market price of the shares, and the shares become outstanding for earnings-per-share (EPS) computations. ESOP compensation expense was $507,805 for the year ended June 30, 2008. The ESOP shares as of June 30, 2008 were as follows:

Allocated Shares	442,243
Committed-to-be-released shares	--
Unreleased shares	225,000
Total shares held by the ESOP	667,243
Fair value of unreleased shares at June 30, 2008	$ 4,272,750

Note 11. Stock-based Compensation

Effective July 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (Revised 2004),"Share-Based Payment" ("SFAS No. 123 (R)"), which amends SFAS No. 123 and supersedes Accounting Principles Board Opinion ("APB") No. 25 in establishing standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, as well as transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that maybe settled by the issuance of those equity instruments. SFAS No. 123(R) requires that the cost resulting from all share-based payment transactions be recognized in the financial statements based on the fair value of the share-based payment. SFAS No.123(R) establishes fair value as the measurement objective in accounting for share-based payment transactions with employees, except for equity instruments held by employee share ownership plans. As allowed under SFAS No. 123(R), the Company elected the modified prospective method of adoption, under which compensation cost is recognized in the financial statements beginning with the effective date of SFAS No. 123(R) for all share-based payments granted after that date, and for all unvested awards granted prior to the effective date of SFAS No. 123(R). Accordingly, prior period amounts have not been restated.

Total stock-based compensation expense recognized in the Statement of Income for the fiscal years ended June 30, 2008 and 2007, was $143,530 and $170,698, respectively, before income taxes. The related total deferred tax benefit was approximately $11,239 and $13,480, for the same periods. Prior to the adoption of SFAS No. 123(R), the Company presented all tax benefits for deductions resulting from the exercise of stock options as operating cash flows in the Statements of Cash Flows. SFAS No. 123(R) requires the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options to be classified and reported as both an operating cash outflow and a financing cash inflow on a prospective basis upon adoption.

As of June 30, 2008, there was approximately $148,068 of unrecognized compensation cost related to stock option awards that is expected to be recognized as expense over the next 2 years. The total deferred tax benefit related to these awards is approximately $13,099.

Note 11. Stock-based Compensation, Continued

The Company has one employee stock option plan under which options may be granted, the 2007 Stock Option and Restricted Stock Plan (the "2007 Plan"). The Board of Directors may grant options to acquire shares of common stock to employees of the Company at the fair market value of the common stock on the date of grant. Generally, options granted have a two-year vesting period based on two years of continuous service and have a ten-year contractual life. Option grants provide for accelerated vesting if there is a change in control. Shares issued upon the exercise of options are from those held in Treasury. The 2007 Plan was approved by the Company's shareholders at the Company's Annual Meeting on November 30, 2007 and supercedes the Company's 2000 Stock Option Plan (the "2000 Plan"). Options covering 400,000 shares are authorized for issuance under the 2007 Plan. While no further grants of options may be made under the 2000 Plan, as of June 30, 2008, 126,500 options were outstanding of which 58,100 are vested and exercisable. Options available for future grants at June 30, 2008 total 365,600.

SFAS No. 123(R) requires the use of a valuation model to calculate the fair value of stock-based awards. The Company has elected to use the Black-Scholes option valuation model, which incorporates various assumptions including those for volatility, expected life and interest rates.

The table below outlines the weighted average assumptions that the Company used to calculate the fair value of each option award for the years ended June 30, 2008 and 2007, respectively:

	2008	2007
Dividend yield	3.70%	3.0%
Expected stock price volatility	27.03%	22.03%
Risk-free interest rate	3.12%	4.63%
Expected option life (in years)	4.0 years	4.0 years
Weighted average fair value per share of options granted during the period	$3.934	$3.284

The Company pays dividends quarterly and anticipates that it will be able to continue to pay dividends in the foreseeable future. Expected stock price volatility is based on the historical volatility of the Company's stock. The risk-free interest rate is based on the implied yield available on U.S. Treasury issues with an equivalent term approximating the expected life of the options. The expected option life (in years) represents the estimated period of time until exercise and is based on actual historical experience.

The following table summarizes stock option activity during the year ended June 30, 2008:

	Employee Stock Options Plan		
	Number of Shares Subject To Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Balance at July 1, 2007	138,800	$15.77	7.14
Granted	34,400	$21.54	9.89
Exercised	(45,100)	$12.70	-
Forfeited or expired	(1,600)	$18.05	-
Balance at June 30, 2008	126,500	$18.40	8.36
Exercisable at June 30, 2008	58,100	$16.61	7.28

The intrinsic value of stock options exercised was $256,533, during the twelve months ended June 30, 2008.The intrinsic value of stock options outstanding as of June 30, 2008 was $162,099. The intrinsic value of stock options exercisable as of June 30, 2008 was $138,299.

Note 12. Financial Instruments/Concentration of Credit Risk

The carrying amounts of financial instruments, including cash and cash equivalents, short term investments, accounts receivable, accounts payable and accrued expenses, approximated fair value as of June 30, 2008 and 2007 because of the relatively short maturities of these instruments.

Note 12. Financial Instruments/Concentration of Credit Risk, Continued

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments and accounts receivable. The Company maintains cash and cash equivalents with various financial institutions. At times such investments may be in excess of FDIC insurance limits. As disclosed in note 8, a significant portion of the Company's business is the production of military and industrial electronic equipment for use by the U.S. and foreign governments and certain industrial customers. The related accounts receivable balance of the Company's total trade accounts receivable balance, represented at June 30, 2008 by three customers was 56.8%, and 51% by three customers at June 30, 2007.

Although the Company's exposure to credit risk associated with nonpayment of these balances is affected by the conditions or occurrences within the U.S. and foreign governments, the Company believes that its trade accounts receivable credit risk exposure is limited. The Company performs ongoing credit evaluations of its customer's financial conditions and requires collateral, such as progress payments, in certain circumstances. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

Note 13. Related Parties

The administration of the shares of common stock held by the ESOP Trust is subject to the Second Amended and Restated Plan, effective as of July 1, 2002, creating the Trust, and a Trust Agreement dated July 15, 2005. The Trustees' rights with respect to the disposition of shares are governed by the terms of the Plan and the Trust Agreement. As to shares that have been allocated to the accounts of participants in the ESOP Trust, the Plan provides that the Trustees are required to vote such shares in accordance with instructions received from the participants. As to unallocated shares and allocated shares for which voting instructions have not been received from participants, the Plan provides that the Trustees are required to vote such shares in accordance with the direction of a Committee, appointed by the Board of Directors of the Company under the terms of the Plan and Trust Agreement. See note 10 for additional information regarding the ESOP.

Note 14. Commitments and Contingencies

The Company at certain times enters into standby letters of credit agreements with financial institutions primarily relating to the guarantee of future performance on certain contracts. Contingent liabilities on outstanding standby letters of credit agreements aggregated to zero at June 30, 2008.

Note 15. Stockholders' Equity

Reservation of Shares
The Company has reserved common shares for future issuance as follows as of June 30, 2008:

Stock options outstanding	126,500
Stock options available for issuance	365,600
Number of common shares reserved	492,100

The following table sets for the reconciliation of the numerators and denominators of the basic and diluted per share computations for continuing operations for the years ended June 30:

Note 15. Stockholders' Equity, Continued

	2008	2007
Numerator:		
Net Income	$3,421,869	$2,544,720
Denominator:		
Basic EPS:		
Common shares outstanding, beginning of period	2,316,893	2,304,562
Unearned ESOP shares	(249,167)	(274,167)
Weighted average common shares issued during the period	24,026	15,541
Weighted average common shares purchased during the period	(21,114)	(6,711)
Weighted average ESOP shares earned during the period	9,096	9,401
Denominator for basic earnings per common shares – Weighted average common shares	2,079,734	2,048,626
Diluted EPS:		
Common shares outstanding, beginning of period	2,316,893	2,304,562
Unearned ESOP shares	(249,167)	(274,167)
Weighted average common shares issued during the period	24,026	15,541
Weighted average common shares purchased during the period	(21,114)	(6,711)
Weighted average ESOP shares earned during the period	9,096	9,401
Weighted average dilutive effect of issued or forfeited shares	24,102	29,038
Denominator for diluted earnings per common shares – Weighted average common shares	2,103,836	2,077,664

Not included in this computation of earnings per share for the year ended June 30, 2008 were options to purchase 34,400 of the Company's common stock. These items were excluded because their inclusion would have been anti-dilutive due to the average strike price exceeding the average market price of those shares.

Note 16. Quarterly Financial Information (Unaudited)

2008	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net Sales	$6,301,786	$6,732,144	$6,479,020	$6,188,789
Gross profit	1,349,110	1,682,585	2,177,431	1,653,120
Net income	591,583	797,086	1,199,205	833,995
Net income per share -				
Basic	.29	.38	.53	.45
Diluted	.28	.37	.53	.45
2007				
Net Sales	$6,071,906	$6,119,320	$8,059,695	$7,405,438
Gross profit	1,397,308	1,258,221	1,616,134	1,788,304
Net income	543,050	479,911	714,030	807,729
Net income per share -				
Basic	.27	.23	.35	.39
Diluted	.26	.23	.34	.39

Item 8. Changes in and disagreements with accountants on accounting and financial disclosure

None

Item 8A(T). Controls and Procedures

Disclosure Controls and Procedures

(a) The Company's management, with the participation of the Company's chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this Annual Report on Form 10-KSB. Based on such evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

(b) There have been no changes in our internal controls over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management of our Company is responsible for establishing and maintaining adequate internal control over financial reporting, as that term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including the principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting using the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation using the criteria set forth in Internal Control-Integrated Framework, management has concluded that our internal control over financial reporting was effective as of June 30, 2008.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Our report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management's report in this annual report.

Item 8B. Other information

None

PART III

The information called for by "Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Registrant", "Item 10. Executive Compensation", "Item 11. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters", "Item 12. Certain Relationships and Related Transactions" and "Item 14. Principal Accountant Fees and Services", is hereby incorporated by reference to the Company's Proxy Statement for its Annual Meeting of Shareholders, (scheduled to be held on November 30, 2007) to be filed with the SEC pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended.

Item 13. Exhibits

3.1 Certificate of incorporation and all amendments thereto (incorporated by reference to Exhibit 3.1 to Espey's Report on Form 10-K for the year ended June 30, 2004 and Report on Form 10-Q for the quarter ended December 31, 2004)

3.2 By-laws (incorporated by reference to Exhibit 3.2 to Espey's Report on Form 10-Q for the quarter ended March 31, 2004)

4.1 Amended and Restated Rights Agreement, dated March 31, 1989, as amended February 12, 1999 and December 31, 1999, between Espey Mfg. & Electronics Corp. and Registrar and Transfer Company (incorporated by reference to Espey's Form 8-K dated December 20, 1999)

4.2 Description of Capital Stock (incorporated by reference to Espey's Report on Form 8-K dated October 7, 2005)

10.1 2000 Stock Option Plan (incorporated by reference to Espey's Definitive Proxy Statement dated December 6, 1999 for the January 4, 2000 Annual Meeting)

10.2 Executive Officer contract (incorporated by reference to Espey's Report on Form 10-KSB dated September 5, 2007)

10.3 2007 Stock Option and Restricted Stock Plan (incorporated by reference to Espey's Proxy Statement dated October 23, 2007 for the November 30, 2007 Annual Meeting)

11.1 Statement re: Computation of Per Share Net income (filed herewith)

14.1 Code of ethics (incorporated by reference to Espey's website www.espey.com)

23.1 Consent of Rotenberg & Co., LLP (filed herewith)

31.1 Certification of the Chief Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)

31.2 Certification of the Principal Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)

32.1 Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

32.2 Certification of the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

SIGNATURES

Pursuant to the requirements of Section 13 and 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESPEY MFG. & ELECTRONICS CORP.

/s/Howard Pinsley
Howard Pinsley
President and
Chief Executive Officer

/s/Howard Pinsley Howard Pinsley	President (Chief Executive Officer) September 8, 2008
/s/David O'Neil David O'Neil	Treasurer (Principal Financial Officer) September 8, 2008
/s/Katrina Sparano Katrina Sparano	Assistant Treasurer (Principal Accounting Officer) September 8, 2008
/s/Barry Pinsley Barry Pinsley	Director September 8, 2008
/s/Seymour Saslow Seymour Saslow	Director September 8, 2008
/s/Michael W. Wool Michael W. Wool	Director September 8, 2008
/s/Paul J. Corr Paul J. Corr	Director September 8, 2008
/s/Alvin O. Sabo Alvin O. Sabo	Director September 8, 2008
/s/Carl Helmetag Carl Helmetag	Director September 8, 2008

EXHIBIT 11.1
ESPEY MFG. & ELECTRONICS CORP.
Computation of per Share Net Income as
Disclosed in Item 13 of Form 10-KSB

	Five years ended June 30,				
	2008	2007	2006	2005	2004
Computation of net income per share:					
BASIC Weighted average number of primary shares outstanding	2,079,734	2,048,626	2,012,761	2,021,234	2,027,326
Net income..................................	$ 3,421,869	$ 2,544,720	$ 1,558,016	$ 978,920	$ 960,826
Per share-basic............................	$ 1.65	$ 1.24	$ .77	$ .48	$ .48
DILUTED Weighted average number of primary shares outstanding	2,103,836	2,077,664	2,049,455	2,043,208	2,044,688
Net effect of dilutive stock options based on treasury stock method..........................	24,102	29,038	36,694	21,974	17,362
Net income..................................	$ 3,421,869	$ 2,544,720	$ 1,558,016	$ 978,920	$ 960,826
Per share-diluted..........................	$ 1.63	$ 1.23	$ .76	$ .48	$ .47

EXHIBIT 23.1
ESPEY MFG. & ELECTRONICS CORP.
Consent of Rotenberg & Co., LLP

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Espey Mfg. & Electronics Corp.
233 Ballston Avenue
Saratoga Springs, New York 12866

We consent to the incorporation by reference in the Registration Statements (Form S-8) pertaining to the 2000 and 2007 Stock Option Plans of Espey Mfg. & Electronics Corp. of our report dated September 8, 2008, with respect to the financial statements and schedules of Espey Mfg. & Electronics Corp. included in its Annual Report (Form 10-KSB) for the year ended June 30, 2008, filed with the Securities and Exchange Commission.

/s/ Rotenberg & Co., LLP
Rochester, New York
September 8, 2008

EXHIBIT 31.1

Certification of the Chief Executive Officer
Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934,
as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Howard Pinsley, certify that:

1. I have reviewed this annual report on Form 10-KSB of Espey Mfg. & Electronics Corp;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15(d)-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 8, 2008

/s/Howard Pinsley
Howard Pinsley
President and
Chief Executive Officer

EXHIBIT 31.2

Certification of the Principal Financial Officer
Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934,
as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, David O'Neil, certify that:

1. I have reviewed this annual report on Form 10-KSB of Espey Mfg. & Electronics Corp;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15(d)-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:
    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 8, 2008

/s/David O'Neil
David O'Neil
Treasurer and Principal Financial Officer

EXHIBIT 32.1

Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with this annual report of Espey Mfg. & Electronics Corp. (the "Company") on Form 10-KSB for the period ended June 30, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "report"), I, Howard Pinsley, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1. The report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in this report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 8, 2008

/s/Howard Pinsley
Howard Pinsley
President and
Chief Executive Officer

EXHIBIT 32.2

Certification of the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with this annual report of Espey Mfg. & Electronics Corp. (the "Company") on Form 10-KSB for the period ended June 30, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "report"), I, David O'Neil, Principal Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1. The report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in this report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 8, 2008

/s/David O'Neil
David O'Neil
Treasurer and Principal Financial Officer

NOTES

ESPEY MFG. & ELECTRONICS CORP.
233 Ballston Avenue • Saratoga Springs, NY 12866 USA
www.espey.com

END